EXHIBIT 99.1

XORTX to Present at BIO International Convention 2024

CALGARY, June 04, 2024 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, is pleased to announce its participation in the BIO International Convention 2024, being held June 3rd through 6th, 2024. Dr. Allen Davidoff, XORTX’s CEO, will present an overview on the Company, including the Company’s progress to date and planned future regulatory and clinical activities.

Dr. Allen Davidoff, CEO of XORTX, stated, “This will be the second time that XORTX has been invited to present at the BIO International Convention. This presentation and accompanying meetings represent an opportunity to continue outreach to pharmaceutical partners, licensing contacts and industry partners. XORTX looks forward to a busy, productive week with more than 25 scheduled meetings.”

The four-day biotechnology and pharmaceutical science conference will be held at the San Diego Convention Center. The presentation by CEO of XORTX, Dr. Allen Davidoff will take place, on Tuesday, June 4th at 3:30 pm Theater 1. The presentation will not be available by webcast.

Pharmaceutical or biotechnology partners can schedule one-on-one meetings with Dr. Allen Davidoff by registering with BIO International and then proceeding through to the BIO International 2024 1-on-1 meeting platform.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Respiratory Viral infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy. XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and future health of patients with kidney disease. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

Kim Golodetz, LHA Investor Relations
kgolodetz@lhai.com or +1 212 838 3777

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by applicable law and stock exchange rules, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Annual Report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on the SEDAR+ website, www.sedarplus.ca.